United States*
                  Securities and Exchange Commission
                       Washington, D.C.  20549

                              Schedule 13G

                Under the Securities Exchange Act of 1934

                           (Amendment No. 1)*

                         Great Lakes REIT, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                390752103
                             (CUSIP Number)

                            December 31, 1999
        (Date of Event Which Requires Filling of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |X|  Rule 13d-1(b)
     |_|  Rule 13d-1(c)
     |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

___________________
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 44106M102

     1.  Names of Reporting Persons. Nike Securities L.P.

         I.R.S. Identification Nos. of above persons (entities only).
         36-3768815

     2.  Check the Appropriate Box if a Member of a Group
         (See Instructions)

     (a)

     (b)

     3.  SEC Use Only

     4.  Citizenship or Place of Organization  Illinois, U.S.A.

Number of Shares               5.  Sole Voting Power                    0
Beneficially Owned by Each     6.  Shared Voting Power                  0
Reporting Person With:         7.  Sole Dispositive Power               0
                               8.  Shared Dispositive Power             0

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person   0

    10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    11.  Percent of Class Represented by Amount in Row (11)             0%

    12.  Type of Reporting Person (See Instructions)                   BD

CUSIP No.390752103

     1.  Names of Reporting Persons. First Trust Advisors L.P.

         I.R.S. Identification Nos. of above persons (entities only).
         36-3788904

     2.  Check the Appropriate Box if a Member of a Group
         (See Instructions)

     (a)

     (b)

     3.  SEC Use Only

     4.  Citizenship or Place of Organization       Illinois, U.S.A.

Number of Shares               5.  Sole Voting Power                    0
Beneficially Owned by Each     6.  Shared Voting Power                  0
Reporting Person With:         7.  Sole Dispositive Power               0
                               8.  Shared Dispositive Power             0

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person   0

    10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    11.  Percent of Class Represented by Amount in Row (11)             0%

    12.  Type of Reporting Person (See Instructions)                   IA

CUSIP No. 390752103

     1.  Names of Reporting Persons. Nike Securities Corporation

         I.R.S. Identification Nos. of above persons (entities only).
         36-3772451

     2.  Check the Appropriate Box if a Member of a Group
         (See Instructions)

     (a)

     (b)

     3.  SEC Use Only

     4.  Citizenship or Place of Organization       Illinois, U.S.A.

Number of Shares               5.  Sole Voting Power                    0
Beneficially Owned by Each     6.  Shared Voting Power                  0
Reporting Person With:         7.  Sole Dispositive Power               0
                               8.  Shared Dispositive Power             0

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person   0

    10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    11.  Percent of Class Represented by Amount in Row (11)             0%

    12.  Type of Reporting Person (See Instructions)                   HC

Item 1.

    (a)  Name of Issuer - Great Lakes REIT, Inc.

    (b)  Address of issuer's Principal Executive Offices

         Great Lakes REIT, Inc.
         823 Commerce Drive
         Oakbrook, Illinois  60521

Item 2.

    (a)  Name of Person Filing

         Nike Securities L.P.
         First Trust Advisors L.P.
         Nike Securities Corporation

    (b)  Address of Principal Business Office or, if none, Residence

         1001 Warrenville Road
         Lisle, Illinois 60532

    (c)  Citizenship

         Illinois, U.S.A.

    (d)  Title of Class of Securities

         Common Stock

    (e)  CUSIP Number

         44106M102

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) |X| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) |X| An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

    (f) |_| An employee benefit plant or endowment fund in accordance with 140.13d-1(b)(1)(ii)(F).

    (g) |X| A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

    (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j)  |_| Group, in accordance with 240.13d-1(b)1(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:      0

     (b) Percent of class:               0%

     (c) Number of shares as to which the person has:

          (i)Sole power to vote or to direct the vote __0__.

          (ii)Shared power to vote or to direct the vote                0

          (iii)Sole power to dispose or to direct the disposition of    0

          (iv)Shared power to dispose or to direct the disposition of   0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 204.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         See Item 6.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Nike Securities L.P.
                                               Date: February 11, 2000

                                               By:

                                               James A. Bowen / President

                                               First Trust Advisors L.P.
                                               Date: February 11, 2000

                                               By:

                                               Ronald D. McAlister / President

                                               Nike Securities Corporation
                                               Date: February 11, 2000

                                               By:

                                               David J. Allen / Director
                                               by Robert M. Porcellino*

* An executed copy of the related power of attorney was filed with the Securities and Exchange Commission with Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (file no. 33-63483) and the same is hereby incorporated herein by reference.